Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2019 and 2018

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and presentation of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying consolidated financial statements have been properly prepared within reasonable limits of materiality and in accordance with the appropriately selected International Financial Reporting Standards as issued by the International Accounting Standards Board consistently applied and summarized in the consolidated financial statements.

The consolidated financial statements include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until after the balance sheet date. Based on careful judgments by management, such estimates have been properly reflected in the accompanying consolidated financial statements. The financial information presented elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for preparation of financial statements.

Ernst & Young LLP, an independent firm of Charter Professional Accountants, has been engaged, as approved by a vote of the shareholders' at the Company's most recent Annual General Meeting, to audit and provide their independent audit opinions on the Company's consolidated financial statements as at and for the year ended December 31, 2019.

Ernst & Young have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board, which is comprised entirely of independent directors. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements and MD&A before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board on the recommendation of the Audit Committee.

/s/ Matthew Coffey	/s/ Kirk Look

Dr. Matthew Coffey, PhD, MBA	Kirk Look, CA
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Oncolytics Biotech Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Oncolytics Biotech Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 1999.

Calgary, Canada
March 5, 2020

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	Notes	2019 $	2018 $
Assets
Current assets
Cash and cash equivalents	5	14,148,021	13,699,881
Other receivables	13	2,068,772	51,650
Prepaid expenses		2,713,591	700,986
Total current assets		18,930,384	14,452,517
Non-current assets
Property and equipment	6	296,768	412,736
Right-of-use assets	3, 7	430,713	—
Total non-current assets		727,481	412,736

Total assets		19,657,865	14,865,253
Liabilities And Shareholders’ (Deficit) Equity
Current Liabilities
Accounts payable and accrued liabilities		3,173,218	1,825,853
Contract liability	12	—	927,400
Other liabilities	3, 13	847,215	61,322
Lease liabilities	3, 7	339,846	—
Warrant derivative	8	8,508,764	—
Total current liabilities		12,869,043	2,814,575
Non-current liabilities
Contract liability	12	6,730,287	5,802,887
Other liabilities	3	—	52,428
Lease liabilities	3, 7	166,429	—
Total non-current liabilities		6,896,716	5,855,315

Total liabilities		19,765,759	8,669,890
Commitments and contingencies	13, 14 and 19
Shareholders’ (deficit) equity
Share capital Authorized: unlimited Issued: December 31, 2019 – 32,198,453 December 31, 2018 – 17,399,749	9	311,077,859	285,193,061
Warrants	9	3,617,570	3,617,570
Contributed surplus	10	29,338,849	28,260,613
Accumulated other comprehensive income		464,101	607,504
Accumulated deficit		(344,606,273)	(311,483,385)
Total shareholders’ (deficit) equity		(107,894)	6,195,363
Total liabilities and shareholders' (deficit) equity		19,657,865	14,865,253
See accompanying notes

On behalf of the Board:
/s/ Angela Holtham	/s/ Wayne Pisano
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2019 $	2018 $	2017 $

Expenses
Research and development	10, 21, 22	11,134,716	9,417,888	9,392,623
Operating	10, 21, 22	9,558,641	7,244,791	6,212,831
Loss before the following		(20,693,357)	(16,662,679)	(15,605,454)
Change in fair value of warrant derivative	8	(12,608,808)	—	—
Interest income, net		179,277	173,496	130,101
Loss before income taxes		(33,122,888)	(16,489,183)	(15,475,353)
Income tax expense	15	—	(548,042)	(141,498)
Net loss		(33,122,888)	(17,037,225)	(15,616,851)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment		(143,403)	233,774	(180,330)
Net comprehensive loss		(33,266,291)	(16,803,451)	(15,797,181)
Basic and diluted loss per common share	11	(1.50)	(1.06)	(1.12)
Weighted average number of shares (basic and diluted)		22,137,990	16,016,366	13,936,387
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

	Notes	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2016		262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620
Net loss and other comprehensive loss		—	—	—	(180,330)	(15,616,851)	(15,797,181)
Issued pursuant to stock option plan	10	536,949	—	(193,509)	—	—	343,440
Issued pursuant to "At the Market" Agreement	9	2,348,821	—	—	—	—	2,348,821
Issued pursuant to public offering	9	7,893,600	3,617,900	—	—	—	11,511,500
Share based compensation	10	—	—	578,703	—	—	578,703
Share issue costs	9	(1,391,057)	—	—	—	—	(1,391,057)
As at December 31, 2017		271,710,138	3,617,900	27,028,238	373,730	(294,446,160)	8,283,846
Net loss and other comprehensive income		—	—	—	233,774	(17,037,225)	(16,803,451)
Issued pursuant to "At the Market" Agreement	9	620,010	—	—	—	—	620,010
Issued pursuant to public offering	9	11,606,882	—	—	—	—	11,606,882
Issued pursuant to Common Stock Purchase Agreement	9	3,314,097	—	—	—	—	3,314,097
Issued pursuant to stock option plan	10	197,245	—	(73,707)	—	—	123,538
Issued pursuant to incentive share award plan	10	109,751	—	(109,751)	—	—	—
Issued pursuant to warrant agreement	9	1,747	(330)	—	—	—	1,417
Share based compensation	10	—	—	1,415,833	—	—	1,415,833
Share issue costs	9	(2,366,809)	—	—	—	—	(2,366,809)
As at December 31, 2018		285,193,061	3,617,570	28,260,613	607,504	(311,483,385)	6,195,363
Net loss and other comprehensive income		—	—	—	(143,403)	(33,122,888)	(33,266,291)
Issued pursuant to incentive share award plan	10	391,917	—	(391,917)	—	—	—
Issued pursuant to Common Stock Purchase Agreement	9	5,403,385	—	—	—	—	5,403,385
Issued pursuant to "At the Market" Agreement	9	8,476,454	—	—	—	—	8,476,454
Issued pursuant to public offering	9	3,314,429	—	—	—	—	3,314,429
Issued pursuant to warrant derivative exercised	8, 9	9,152,869	—	—	—	—	9,152,869
Share based compensation	10	—	—	1,470,153	—	—	1,470,153
Share issue costs	9	(854,256)	—	—	—	—	(854,256)
As at December 31, 2019		311,077,859	3,617,570	29,338,849	464,101	(344,606,273)	(107,894)
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2019 $	2018 $	2017 $

Operating Activities
Net loss for the year		(33,122,888)	(17,037,225)	(15,616,851)
Depreciation - property and equipment		122,982	95,375	90,768
Depreciation - right-of-use assets	7	362,592	—	—
Share based compensation	10, 21, 22	1,470,153	1,415,833	578,703
Interest expense on lease liabilities	7	94,817	—	—
Unrealized foreign exchange gain		353,189	(374,337)	(124,793)
Onerous lease contract	3	—	67,588	—
Amortization - lease incentive liability	3	—	8,189	—
Change in fair value of warrant derivative	8	12,608,808	—	—
Net change in non-cash working capital	18	(1,795,777)	3,904,339	180,855
Cash used in operating activities		(19,906,124)	(11,920,238)	(14,891,318)
Investing Activities
Acquisition of property and equipment	6	(10,905)	(107,466)	(105,765)
Redemption of short-term investments		—	—	2,088,800
Cash (used in) provided by investing activities		(10,905)	(107,466)	1,983,035
Financing Activities
Proceeds from exercise of stock options	10	—	123,538	343,440
Proceeds from exercise of warrants	8, 9	3,465,867	1,417	—
Proceeds from Common Stock Purchase Agreement	9	5,360,247	2,533,980	—
Proceeds from "At the Market" equity distribution agreement	9	8,131,620	451,675	2,103,166
Proceeds from public offering	9	4,505,359	10,188,526	10,366,098
Payment of lease liabilities	7	(447,497)	—	—
Cash provided by financing activities		21,015,596	13,299,136	12,812,704
Increase (decrease) in cash		1,098,567	1,271,432	(95,579)
Cash and cash equivalents, beginning of year		13,699,881	11,836,119	12,034,282
Impact of foreign exchange on cash and cash equivalents		(650,427)	592,330	(102,584)
Cash and cash equivalents, end of year		14,148,021	13,699,881	11,836,119
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our consolidated financial statements for the year ended December 31, 2019, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 5, 2020. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Markets and the Toronto Stock Exchange. Our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, pelareorep, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to or in combination with existing cytotoxic or cytostatic therapies. Our clinical development program for pelareorep emphasizes three programs: chemotherapy combinations to assist the escape of the virus from the vasculature and enhance its distribution in the tumor; immuno-therapy combinations to create an inflamed phenotype promoting synergies with immune checkpoint inhibitors; and immune modulator/targeted combinations to upregulate natural killer cells promoting synergies with targeted therapies.

Note 2: Basis of Financial Statement Presentation

Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries Oncolytics Biotech (Barbados) Inc., Oncolytics Biotech (US) Inc., and Oncolytics Biotech (UK) Ltd. and are presented in Canadian dollars, our functional currency.
The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Basis of consolidation
Our accounts include the accounts of Oncolytics Biotech Inc. and our subsidiaries. Subsidiaries are entities over which we have control which is achieved when we are exposed, or have the rights, to variable returns from our involvement with the investee and has the ability to affect those returns through our power to govern. Accounting policies of subsidiaries are consistent with our accounting policies and all intra-group transactions, balances, income and expenses are eliminated on consolidation.

A change in ownership interest of a subsidiary, without a change in control, is accounted for as an equity transaction.

Note 3: Summary of Significant Accounting Policies
The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.
Deferred income taxes
We follow the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Deferred income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is charged or credited to income, except when it is related to items charged or credited to either other comprehensive income or directly to equity.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Financial instruments

Classification and measurement
Financial assets
Financial assets are initially measured at fair value. In the case of a financial asset not at fair value through profit or loss, the financial asset is initially measured at fair value plus or minus transaction costs.

Under IFRS 9 Financial Instruments ("IFRS 9"), financial assets are subsequently measured at amortised cost, fair value through profit or loss (FVPL), or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the financial asset’s contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

Our financial assets include cash and cash equivalents and other receivables. The classification and measurement of these financial assets are at amortized cost, as these assets are held within our business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion.

Financial liabilities
Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost or FVPL. Our financial liabilities include trade accounts payable, other liabilities and warrant derivative. The classification and measurement of trade accounts payable and other liabilities are at amortized cost. The classification and measurement of warrant derivative is at FVPL.

Impairment
Under IFRS 9, accounting for impairment losses for financial assets uses a forward-looking expected credit loss (ECL) approach.

IFRS 9 requires that we record a loss allowance for ECLs on all financial assets not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

Derecognition
A financial asset is derecognized when:

•	the contractual rights to the cash flows from the financial asset expire, or

•	we transfer the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

A financial liability is derecognized when our obligations specified in the contract are discharged or canceled or expired.

Fair Value Measurement
Fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. In determining the fair value measurement of our financial instruments we prioritize the related inputs used in measuring fair value into the following hierarchy:
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.
Foreign currency translation
The financial statements for each of our subsidiaries are prepared using their functional currency. Our functional and presentation currency is the Canadian dollar. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Exchange differences resulting from the settlement of such transactions and from the translation at exchange rates ruling at the statement of financial position date of monetary assets and liabilities denominated in currencies other than the functional currency are recognized directly in the consolidated statement of loss and comprehensive loss.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Exceptions to this are where the monetary items form part of the net investment in a foreign operation and the foreign operation's functional currency is the local currency. These exchange differences are initially recognized in equity. The statement of financial position of foreign operations is translated into Canadian dollars using the exchange rate at the statement of financial position date and the income statements are translated into Canadian dollars using the average exchange rate for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Exchange differences on translation into Canadian dollars are recognized as a separate component of equity. On disposal of a foreign operation, any cumulative exchange differences held in equity are transferred to the consolidated statement of loss and comprehensive loss.
Loss per common share
Basic loss per common share is determined using the weighted average number of common shares outstanding during the period.
We use the treasury stock method to calculate diluted loss per common share. Under this method, diluted loss per common share is computed in a manner consistent with basic loss per common share except that the weighted average common shares outstanding are increased to include additional common shares from the assumed exercise of options and warrants, if dilutive. The number of additional common shares is calculated by assuming that any outstanding “in the money” options, restricted share units, performance share units and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.
Property and equipment
Property and equipment are recorded at cost. Depreciation is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Depreciation is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight-line over the term of the lease
Leases
At inception of a contract, we assess whether a contract is, or contains a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•	the contract involves the use of an identified asset;

•	we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

•	we have the right to direct the use of the identified asset.

A right-of-use asset and corresponding lease liability is recognized on the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurements of the lease liabilities, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, our incremental rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether we will exercise a purchase, extension or termination option, or if the underlying lease contract is amended.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

We have elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. We recognize the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Research and development costs
Research and development costs are expensed as incurred, net of recoveries. We record accruals for the estimated costs of our research and development activities performed by third parties. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients, and completion of certain clinical trial activities. We generally accrue costs associated with the treatment phase of clinical trials based on the total estimated cost of the treatment phase on a per patient basis and we expense the per patient cost ratably over the estimated patient treatment period based on patient enrollment in the trials. Advance payments for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as expense as the related goods are delivered or the related services are performed. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.
Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all development costs have been expensed.
Revenue recognition
Revenue relates to a long-term contract associated with a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). The pricing for the contract was based on the specific negotiations with Adlai and includes non-refundable upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.
Under the Licensing Agreement, we have granted a regional license to our intellectual property. The granting of this license is accounted for as one performance obligation. We have determined that we provide Adlai with a right to access our intellectual property, and therefore recognize revenue related to the upfront license fee over time. Revenue is recognized based on the extent of progress towards completion of the performance obligation using the input method. Under the input method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. We use this method because Adlai receives and consumes the benefit of our intellectual property as we undertake activities that impact the intellectual property. Management must use judgment in making assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
The contract also provides for development and regulatory milestone payments, royalties and sales-based milestone payments. These amounts are contingent on the occurrence of a future event and therefore give rise to variable consideration. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price when it becomes highly probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. Based on this information and related analysis, any quarterly adjustments to revenue are recognized as necessary in the period they become known.
The upfront license fee is not considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect us from the other party failing to adequately complete some or all of its obligations under the contract.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Revenue from sales-based royalties and the achievement of annual sales volumes will be recognized when the subsequent sale occurs, as the license of the intellectual property is the predominant item to which the royalty relates. We consider payments associated with the achievement of annual sales volumes to be, in substance, royalty payments and we will recognize such sales-based payments upon achievement of such sales volumes, provided that collection is reasonably assured.
Contract receivable - Contract receivable includes amounts billed and currently due from customers. When appropriate, we provide for an allowance for doubtful accounts by reserving for specifically identified doubtful accounts. We perform a review of our customer’s credit risk and payment histories, including payments made subsequent to year-end.
Contract liability - Our contract liability includes upfront license fees and billings in excess of revenue recognized. Contract liabilities are recognized as revenue as or when we perform under the contract. We classify our contract liability as current or noncurrent based on the timing of when we expect to recognize revenue.
Share based payments
Stock option plan
We have one stock option plan (the “Option Plan”) available to officers, directors, employees and consultants with grants under the Option Plan approved from time to time by our Board of Directors (the “Board”). Under the Option Plan, the exercise price of each option is set at equal to or higher than the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant. Exercised stock options are settled with common shares issued from treasury.

We use the fair value based method of accounting for stock option awards granted under the Option Plan. We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the fair value of the stock options granted using the Black- Scholes valuation model. The fair value of stock options with a graded vesting schedule is determined based on different expected lives for the options that vest each year, as it would be if the award were viewed as several separate awards, each with a different vesting date, and it is accounted for over the respective vesting period taking into consideration forfeiture estimates. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of options that are expected to vest.
Incentive share award plan
Our incentive share award plan (the "Share Plan") is available to directors, officers and employees. Under our Share Plan, performance share units and restricted share units may be approved from time to time by the Board. Performance share units ("PSUs") are an award to certain officers and employees to which common shares shall be issued based upon achieving the applicable performance criteria. Restricted share units ("RSUs") are an award to certain officers and employees and to non-employee directors to which common shares shall be issued in accordance with the Share Plan.

We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the market value of our common shares at the date of grant based on the number of PSUs/RSUs expected to vest, recognized over the term of the vesting period. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of PSUs/RSUs that are expected to vest. The effect of these changes is recognized in the period of the change.
Adoption of New Accounting Standards

IFRS 16 Leases

IFRS 16 Leases (“IFRS 16”) replaces IAS 17 Leases (“IAS 17”) and related interpretations for annual periods beginning on or after January 1, 2019. We have adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of the initial application is recognized in retained earnings at January 1, 2019. We have not restated comparatives for 2018. On transition to IFRS 16, we elected to apply the following practical expedients:

•	Applied the exemption for short-term leases that have a remaining lease term of less than 12 months as at January 1, 2019;

•	Excluded initial direct costs for the measurement of right-of-use assets as at January 1, 2019;

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

•
Relied upon our assessment of whether leases are onerous under the requirement of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment; and

•
Measured the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of lease incentive liability related to that lease recognized in the statement of financial position immediately before the date of initial application.

We have elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

On transition to IFRS 16, we recognized $882,437 of lease liabilities. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate at January 1, 2019 as rates implicit in the leases were not readily determinable. The weighted-average rate applied was 15%.

The following table summarizes the impacts of adopting IFRS 16 on the consolidated financial statements:

	Impact of changes
	As reported as at December 31, 2018	Effects of IFRS 16 transition	Subsequent to transition as at January 1, 2019
Right-of-use assets	—	808,025	808,025
Other current and non-current assets	14,865,253	—	14,865,253
Total assets	14,865,253	808,025	15,673,278
Other liabilities	113,750	(74,412)	39,338
Lease liabilities	—	882,437	882,437
Other current and non-current liabilities	8,556,140	—	8,556,140
Total liabilities	8,669,890	808,025	9,477,915
Total shareholders' equity	6,195,363	—	6,195,363

Prior to adopting IFRS 16, our total minimum operating lease commitments as at December 31, 2018 were $961,575. The difference between the total of the minimum lease payments set out in Note 11 of our 2018 annual consolidated financial statements and the total lease liabilities recognized on transition was a result of the effect of discounting on the minimum lease payments.

Note 4: Significant Judgments, Estimates and Assumptions
Judgments
The preparation of our consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amount of expenses, assets, liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.
Estimates and assumptions
Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include:

Revenue recognition
We entered into a Licensing Agreement which provides, among other payments, for upfront license fees in exchange for a regional license to our intellectual property. Management uses its judgment in applying the input method when determining the extent of progress towards completion of the performance obligation. Revenue recognition requires assumptions and estimates regarding

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
Valuation of share based payments
Estimating fair value for stock options granted requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, dividend yield, and forfeiture rate and making assumptions about them. The assumptions and inputs used for estimating fair value for stock options granted are disclosed in Note 10.
Valuation of warrant derivative
Estimating fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period requires determining the most appropriate valuation model. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value of the warrant derivative are disclosed in Note 8.
Income taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, we are accumulating tax loss carry forward balances in various tax jurisdictions creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

To date we have determined that none of our deferred tax assets should be recognized. Our deferred tax assets are mainly comprised of our net operating losses from prior years, prior year research and development expenses, and non-refundable investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income within our other subsidiaries. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets.
Leases
We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Note 5: Cash Equivalents

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $13,058,092 (December 31, 2018 – $9,977,409).  The current annual interest rate earned on these deposits is 1.17% (December 31, 2018 – 2.71%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at December 31, 2017	197,870	681,985	225,896	89,466	534,300	1,729,517
Additions, net of foreign exchange impact	—	88,202	21,542	15,763	49,163	174,670
Disposals	(137,492)	(424,246)	—	—	(85,096)	(646,834)
As at December 31, 2018	60,378	345,941	247,438	105,229	498,367	1,257,353
Additions, net of foreign exchange impact	—	7,014	—	—	—	7,014
Disposals	—	—	—	—	—	—
As at December 31, 2019	60,378	352,955	247,438	105,229	498,367	1,264,367

Amortization
As at December 31, 2017	154,334	549,564	147,334	68,787	476,057	1,396,076
Depreciation expense	7,622	49,635	10,415	4,041	23,662	95,375
Disposals	(137,492)	(424,246)	—	—	(85,096)	(646,834)
As at December 31, 2018	24,464	174,953	157,749	72,828	414,623	844,617
Depreciation expense	20,244	49,093	14,668	5,342	33,635	122,982
Disposals	—	—	—	—	—	—
As at December 31, 2019	44,708	224,046	172,417	78,170	448,258	967,599

Net book value
As at December 31, 2019	15,670	128,909	75,021	27,059	50,109	296,768
As at December 31, 2018	35,914	170,988	89,689	32,401	83,744	412,736

Note 7: Leases

Our portfolio of leases consists of office spaces with lease terms generally between 3 to 5 years. We currently do not have leases with variable lease payments, residual value guarantees, extension or termination options, or leases not yet commenced to which we are committed. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate as rates implicit in the leases were not readily determinable. The weighted-average rate applied was 15%.

Right-of-use assets

Office Spaces
As at January 1, 2019	808,025
Depreciation expense	(362,592)
Foreign exchange impact	(14,720)
As at December 31, 2019	430,713

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Lease liabilities

Office Spaces
As at January 1, 2019	882,437
Payment of lease liabilities	(447,497)
Interest expense on lease liabilities	94,817
Foreign exchange impact	(23,482)
As at December 31, 2019	506,275

Our total undiscounted lease liability as at December 31, 2019 is as follows:

Maturity analysis - contractual undiscounted cash flows
December 31, 2019
Less than one year	391,022
One to five years	174,157
More than five years	—
Total undiscounted lease liability as at December 31, 2019	565,179

Note 8: Warrant Derivative

On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share and one common share purchase warrant (see Note 9). Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. We incurred transaction costs of $699,427 of which $466,284 were allocated to share issue costs and $233,143 were allocated to operating expenses, based on their relative fair values.

Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through profit and loss. Our warrants with an exercise price of US$0.90 meet this requirement and we have presented the fair value of these warrants as a current liability on the consolidated statement of financial position. As these warrants are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these warrants expire, the non-cash warrant liability is reversed through the consolidated statement of loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

A reconciliation of the change in fair value of the warrant derivative is as follows:

	Number of Warrants Outstanding	Fair Value of Warrant Derivative $
Issued, August 16, 2019	4,619,773	1,657,214
Exercised	(2,935,647)	(5,687,003)
Change in fair value	—	12,608,808
Foreign exchange impact	—	(70,255)
As at December 31, 2019	1,684,126	8,508,764
In 2019, we received cash proceeds of US$2,642,082 with respect to the warrants exercised.

We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on U.S. Department

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

of Treasury benchmark treasury yield rates with an approximate equivalent remaining term in effect at the time of valuation and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

The estimated fair value of the warrant derivative was determined using the following assumptions:

	December 31, 2019	August 16, 2019
Fair value per warrant	US$3.89	US$0.27
Underlying share price	US$4.76	US$0.54
Risk-free interest rate	1.59%	1.42%
Expected hold period to exercise	1.0 year	4.0 years
Expected share price volatility	90.00%	82.00%
Expected dividend yield	Nil	Nil

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 9: Share Capital
Authorized:
Unlimited number of no par value common shares

Share Consolidation:
On May 22, 2018, we completed the consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio. Outstanding warrants were adjusted such that, following the Share Consolidation, 9.5 equity-classified warrants will entitle the holder to purchase one whole common share until June 1, 2022.

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2016	121,258,222	262,321,825	—	—
Issued pursuant to stock option plan	801,000	536,949	—	—
Issued pursuant to "At the Market" equity distribution agreement(a)	3,301,500	2,348,821	—	—
Issued pursuant to public offering(b)	16,445,000	7,893,600	16,445,000	3,617,900
Share issue costs	—	(1,391,057)	—	—
Balance, December 31, 2017	141,805,722	271,710,138	16,445,000	3,617,900
Issued pursuant to "At the Market" equity distribution agreement(a)	519,500	553,650	—	—
Share issue costs	—	(33,335)	—	—
Issued pursuant to stock option plan	71,000	38,269	—	—
Balance, May 22, 2018 - pre-consolidation	142,396,222	272,268,722	16,445,000	3,617,900
Balance, May 22, 2018 - post-consolidation	14,988,995	272,268,722	16,445,000	3,617,900
Issued pursuant to public offering(c)	1,532,278	11,606,882	—	—
Issued pursuant to warrant agreement(b)	157	1,747	(1,500)	(330)
Issued pursuant to stock option plan	34,329	158,976	—	—
Issued pursuant to incentive share award plan	28,297	109,751	—	—
Issued pursuant to Common Stock Purchase Agreement(d)	797,691	3,314,097	—	—
Issued pursuant to "At the Market" equity distribution agreement(e)	18,002	66,360	—	—
Share issue costs	—	(2,333,474)	—	—
Balance, December 31, 2018	17,399,749	285,193,061	16,443,500	3,617,570
Issued pursuant to incentive share award plan	323,301	391,917	—	—
Issued pursuant to Common Stock Purchase Agreement(d)	2,494,943	5,403,385	—	—
Issued pursuant to "At the Market" equity distribution agreement(e)	4,425,040	8,476,454	—	—
Issued pursuant to public offering(f)	4,619,773	3,314,429	—	—
Issued pursuant to warrant derivative exercised(f)	2,935,647	9,152,869	—	—
Share issue costs	—	(854,256)	—	—
Balance, December 31, 2019	32,198,453	311,077,859	16,443,500	3,617,570

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

(a)
On February 25, 2016, we entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of up to $4.6 million which allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). Subject to the terms of our Canadian ATM, we are able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During 2018, we sold 519,500 pre-consolidation shares (approximately 54,684 post-consolidation shares) (2017 - 3,301,500 pre-consolidation shares (approximately 347,526 post-consolidation shares) common shares for gross proceeds of $553,650 (2017 - $2,348,821). We incurred share issue costs of $33,335 (2017 - $245,655).

(b)
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold at a purchase price of $0.70 per unit for gross proceeds of $11,511,500. Each unit included one pre-consolidation common share with an ascribed value of $0.48 (0.106 post-consolidation common share with an ascribed value of $4.56) and one pre-consolidation common share purchase warrant with an ascribed value of $0.22 (one post-consolidation common share purchase warrant with an ascribed value of $2.09). These warrants were classified as equity. Each pre-consolidation common share purchase warrant entitled the holder to purchase one pre-consolidation common share at an exercise price of $0.95. Following the Share Consolidation, 9.5 pre-consolidation common share purchase warrants entitles the holder to purchase one post-consolidation common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. The post-consolidation common share purchase warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $23.75 for 15 consecutive trading dates. The ascribed value was determined using the relative fair value method. The ascribed value of the common share purchase warrants was determined using the Black-Scholes valuation model. We incurred share issue costs of $1,145,402.

(c)
On June 5, 2018, pursuant to an underwritten public offering, 1,532,278 common shares were sold at a purchase price of US$5.83 per share for gross proceeds of US$8,933,181. We incurred share issue costs of $1,418,356.

(d)
On September 27, 2018, we entered into a Common Stock Purchase Agreement (the "Agreement") with Lincoln Park Capital Fund, LLC ("LPC"). Subject to the terms and conditions of the Agreement and at our sole discretion, we may sell up to US$26,000,000 worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on the prevailing market prices immediately preceding the notice of sale without any fixed discount. Subject to the terms of the Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. However, in no event will shares be sold to LPC on a day the closing sale price for the common shares is less than the floor price of US$1.00 per common share; or at a price per share that is less than the volume weighted average trading pricing of the common shares on the TSX for the five immediately preceding trading days, less the maximum applicable discount allowed by the TSX. The Agreement limits our sale of common shares to 19.99% of our total outstanding common shares as at the date that the Common Stock Purchase Agreement was entered into, unless and until we have obtained shareholder approval under applicable Nasdaq rules. As at December 31, 2019, we have reached that limit. We can terminate the Agreement at any time at our sole discretion without any monetary cost or penalty.

In 2019, we sold 2,477,665 (2018 - 678,182) common shares for gross proceeds of US$4,055,725 (2018 - US$2,055,207) and issued 17,278 (2018 - 119,509) commitment shares. The commitment shares were fair valued at US$29,758 (2018 - US$483,690) and were recorded as share issue costs in addition to cash share issue costs of $3,757 (2018 - $208,726).

(e)
On October 24, 2018, we entered into an ATM equity offering sales agreement with Canaccord Genuity Inc. The ATM allows us, at our sole discretion, to issue common shares, at prevailing market price, with an aggregate offering value of up to US$30,000,000 over the next 19 months through the facilities of the NASDAQ in the United States. In 2019, we sold 4,425,040 (2018 - 18,002) common shares for gross proceeds of US$6,390,691 (2018 - US$50,046). We incurred share issue costs of 344,834 (2018 - $135,000).

(f)
On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27. These warrants were classified as a financial liability (see Note 8). Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. We incurred transaction costs of $699,427 of which $466,284 were allocated to share issue costs and $233,143 were allocated to operating expenses, based on their relative fair values. In the fourth quarter of 2019, our share

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

capital included fair value of $5,687,003 in addition to gross proceeds of US$2,642,082 for the 2,935,647 warrants that were exercised (see Note 8).

Equity Warrants

The following table summarizes our outstanding equity warrants at December 31, 2019:

Exercise Price	Outstanding, Beginning of the Year	Outstanding, End of the Year(1)	Weighted Average Remaining Contractual Life (years)
$9.025	16,443,500	16,443,500	2.42
(1)     Exercisable into 1,730,894 common shares.

Note 10: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2019		2018		2017
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	1,249,361	8.73	647,156	13.20	912,995	17.42
Granted during the year	1,020,000	1.42	750,467	4.97	42,625	4.60
Forfeited during the year	(12,839)	11.35	(105,338)	11.67	(211,847)	32.80
Expired during the year	(9,575)	29.07	(1,122)	13.78	(12,302)	21.13
Exercised during the year	—	—	(41,802)	2.96	(84,315)	4.07
Outstanding, end of the year	2,246,947	5.31	1,249,361	8.73	647,156	13.20
Options exercisable, end of the year	1,327,845	7.22	777,245	11.04	573,984	14.36
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2019:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.54 - $1.42	100,000	4.81	0.96	66,667	0.75
$1.43 - $1.79	900,000	4.95	1.45	300,009	1.45
$1.80 - $3.39	376,411	5.11	2.73	284,412	2.72
$3.40 - $7.13	395,111	4.88	3.88	322,880	3.95
$7.14 - $63.84	475,425	2.53	16.74	353,877	19.95
	2,246,947	4.45	5.31	1,327,845	7.22
Non-exercisable options vest annually over periods ranging from one to three years.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

The estimated fair value of stock options issued during the year was determined using the following weighted average assumptions:

	2019	2018	2017
Risk-free interest rate	1.62%	2.02%	1.18%
Expected hold period to exercise	3.0 years	3.0 years	3.0 years
Expected share price volatility	97.90%	81.15%	90.73%
Expected forfeiture rate	3.67%	3.67%	3.67%
Expected dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$0.87	$2.67	$2.65
Incentive Share Award Plan
Restricted Share Units
We have issued restricted share units ("RSUs") to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either immediately, on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also issued RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three year period. The following RSUs are outstanding at December 31:

	2019	2018	2017
Outstanding, beginning of the year	260,755	190,407	139,237
Granted during the year	270,098	102,855	51,170
Forfeited during the year	—	(4,210)	—
Vested during the year	(321,196)	(28,297)	—
Outstanding, end of the year	209,657	260,755	190,407
(1)The weighted average fair value of the RSUs granted was $0.80 in 2019 (2018 - $3.35 ; 2017 - $5.96).
Performance Share Units
We have also issued performance share units ("PSUs") to certain officers and employees of the Company. Grants of PSUs require completion of certain performance criteria and cliff vest after 3 years or vest over a three year period, depending on the grant. PSU grants to certain officers will vest immediately upon a change of control of the Company. If certain officers cease employment with the Company, vesting occurs on a pro rata basis prior to the third anniversary of the grant but after the first anniversary. The following PSUs are outstanding at December 31:

	2019	2018	2017
Outstanding, beginning of the year	63,156	94,734	88,419
Granted during the year	—	—	6,315
Forfeited during the year	—	(31,578)	—
Vested during the year	(2,105)	—	—
Outstanding, end of the year	61,051	63,156	94,734
(1)     The weighted average fair value of the PSUs granted was nil in 2019 (2018 - nil; 2017 - $3.33).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

We have reserved 3,219,845 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs for the year ended December 31, 2019 was $1,470,153 (2018 - $1,415,833; 2017 - $578,703).

Note 11: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2019 of 22,137,990 (2018 - 16,016,366; 2017 - 13,936,387). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 12: Contract Liability and Receivable

Regional licensing agreement
We entered into a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai") in November 2017. Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan. We are entitled to receive upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments.

Warrant purchase agreement
We also entered into a warrant purchase agreement with Adlai. As at December 31, 2019, we were entitled to receive the following:

•
One common share purchase warrant of US$6 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant upon the enrollment of the 50th patient in the phase 3 metastatic breast cancer study. This common share purchase warrant expires on November 14, 2020.

Contract liability
Our contract liability balance at December 31, which we expect to record in revenue over the next five years, is as follows:

	2019 $	2018 $
Balance, beginning of the year	6,730,287	6,182,580
Regional licensing agreement	—	547,707
Revenue recognized in the year	—	—
Balance, end of the year	6,730,287	6,730,287

Contract liability - current	—	927,400
Contract liability - non-current	6,730,287	5,802,887
	6,730,287	6,730,287

Note 13: Commitments

We are committed to payments totaling $4,867,131 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years.

Our commitments include one-half of the committed payments related to our collaboration with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1, as the cost of this phase 2 clinical trial will be shared equally between Oncolytics and Pfizer. As at December 31, 2019, we recorded US$1,500,000 (December 31, 2018 - nil) in other receivables related to an upfront payment of BRACELET-1 cost from Pfizer per the terms of the collaboration agreement with an offsetting US$652,306 (December 31, 2018 - nil) in other liabilities representing future trial costs to be incurred.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.

Note 14: Contingencies

Assumption Agreement
In 1999, we entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Share Purchase Agreement”) between SYNSORB and our former shareholders to make milestone payments and royalty payments.

As of December 31, 2019, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell pelareorep to the public or the approval of a new drug application for pelareorep.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Share Purchase Agreement upon realization of sales of pelareorep.  If we receive royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, we are obligated to pay to the founding shareholders 10.75% (2018 - 10.75%) of the royalty payments and other payments received. Alternatively, if we develop the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.15% (2018 - 2.15%) of Net Sales received for such products.

BRI “Work in Kind” Contribution
We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2019, we estimate that the accumulated work in kind totals approximately $301,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 15: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2019 $	2018 $	2017 $
Loss before income taxes	(33,122,888)	(16,489,183)	(15,475,353)
Statutory Canadian corporate tax rate	26.50%	27.00%	27.00%
Anticipated tax recovery	(8,777,565)	(4,452,079)	(4,178,345)
Foreign jurisdiction tax rate difference	3,088,811	3,312,963	2,899,190
Employee share based compensation	389,591	382,275	156,250
Change in fair value of warrant derivative	3,341,334	—	—
Impact of Alberta rate change	3,758,175	—	—
Adjustment to opening tax pools	11,973	(238,222)	162,162
Other permanent differences	149,294	(35,912)	53,039
Change in deferred tax benefits deemed not probable to be recovered	(1,961,613)	1,579,017	1,051,725
Current income taxes	—	548,042	144,021
Adjustment in respect to prior periods	—	—	(2,523)
Net current tax expense	—	548,042	141,498

As at December 31, 2019, we have the following non-capital losses for income tax purposes in Canada:

Expiry	$
2026	9,809,000
2027	12,170,000
2029	4,009,000
2030	4,774,000
2031	4,343,000
2032	2,873,000
2033	2,457,000
2034	2,472,000
2035	3,125,000
2036	6,430,000
2037	4,812,000
2038	5,056,000
2039	6,900,000
69,230,000

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

As at December 31, 2019, we have the following non-refundable federal investment tax credits for income tax purposes in Canada:

Expiry	$
2020	189,000
2021	471,000
2022	465,000
2023	361,000
2024	228,000
2025	271,000
2026	520,000
2027	596,000
2028	622,000
2029	173,000
2030	91,000
2031	114,000
2032	381,000
2033	487,000
2034	270,000
2035	183,000
2036	41,000
2037	980
2038	19,000
5,482,980

As well, we have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $27,560,000.  We have not recorded the potential benefits of these tax pools in these consolidated financial statements.

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

	2019 $	2018 $	2017 $
Net operating losses carried forward	19,625,642	20,664,345	19,160,218
Scientific research and experimental development	6,338,542	7,406,169	7,406,099
Investment tax credits	4,222,016	3,988,606	3,988,325
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	1,908,320	1,949,611	1,927,640
Share issue costs	611,072	696,346	493,343
Net capital losses carried forward	6,474	7,598	7,598
Unrecognized deferred tax asset	32,712,066	34,712,675	32,983,223

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 16: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity and cash and cash equivalents in the definition of capital.

	2019 $	2018 $
Cash and cash equivalents	14,148,021	13,699,881
Shareholders’ (deficit) equity	(107,894)	6,195,363

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On May 4, 2018, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until May 25, 2020.

Our Base Shelf allowed us to enter into our Common Stock Purchase Agreement in September 2018, our ATM equity offering sales agreement in October 2018, and our public offering in August 2019 (see Note 9). We will use these equity arrangements to assist us in achieving our capital objective. Each arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2019.

Note 17: Financial Instruments

Our financial instruments consist of cash and cash equivalents, other receivables, other liabilities, accounts payable and warrant derivative. As at December 31, 2019, the carrying amount of our cash and cash equivalents, other receivables, other liabilities and accounts payable approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

warrants have not been listed on an exchange and therefore do not trade on an active market. As at December 31, 2019, the fair value of our warrant derivative was $8,508,764 (December 31, 2018 - nil).

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and other receivables from Pfizer connected to the BRACELET-1 study (see Note 13) in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk connected to our cash and cash equivalent by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We mitigate our exposure to credit risk connected to our Pfizer other receivable by entering into collaborations with global biopharmaceutical companies.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar, British pound and Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net comprehensive loss in 2019 by approximately $125,339.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net comprehensive loss in 2019 by approximately $8,581. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net comprehensive loss in 2019 by approximately $32,426.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2019 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	9,676,360	26,751	33,664
Other receivables	1,500,000	—	—
Accounts payable and other liabilities	(1,378,860)	(6,345)	(310,086)
Warrant derivative	(6,551,250)	—	—
	3,246,250	20,406	(276,422)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 16. Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 18: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2019 $	2018 $	2017 $
Change in:
Contract receivable	—	4,767,100	(4,767,100)
Other receivables	(2,017,122)	(13,924)	16,680
Prepaid expenses	(2,012,605)	475,077	(915,222)
Accounts payable and accrued liabilities	1,347,365	(1,858,170)	(384,641)
Contract liability	—	547,707	6,182,580
Other liabilities	807,877	(27,982)	—
Non-cash impact of foreign exchange	78,708	14,531	48,558
Change in non-cash working capital related to operating activities	(1,795,777)	3,904,339	180,855

Other Cash Flow Disclosures

	2019 $	2018 $	2017 $
Cash interest received	274,094	173,496	130,101
Cash taxes paid	5,448	15,728	136,163

Note 19: Indemnification of Officers and Directors

Our corporate by-laws require that, except to the extent expressly prohibited by law, we will indemnify our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. We have purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. We believe that we have adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under our existing insurance policies.

There is no pending litigation or proceeding involving any of our officers or directors as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Note 20: Economic Dependence

We are economically dependent on our toll manufacturers. We primarily use one toll manufacturer in the US to produce the clinical grade pelareorep required for our clinical trial program. Any significant disruption of the services provided by our primary toll manufacturer has the potential to delay the progress of our clinical trial program. We have used another toll manufacturer in the U.K. that has also produced clinical grade pelareorep at a smaller scale. We have attempted to mitigate this risk by producing sufficient pelareorep in advance of patient enrollment in a particular clinical trial.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 21: Other Expenses and Adjustments

We present our expenses based on the function of each expense. We include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses and non-cash share based compensation associated with research and development activity as a component of research and development expenses. We include depreciation of property and equipment, depreciation of right-of-use-asset, share based compensation associated with operating activities, and transaction costs related to our warrant derivative as a component of operating expenses.

	2019 $	2018 $	2017 $
Included in research and development expenses:
Realized foreign exchange (gain) loss	(39,362)	(1,995)	(120,794)
Unrealized non-cash foreign exchange loss (gain)	356,081	(608,111)	55,538
Non-cash share based compensation	561,420	680,541	230,141

Included in operating expenses
Depreciation - property and equipment	122,982	95,375	90,768
Depreciation - right-of-use assets	362,592	—	—
Non-cash share based compensation	908,733	735,292	348,562
Transaction cost, warrant derivative	233,143	—	—
Onerous lease contract	—	67,588	—
Amortization - lease incentive liability	—	8,189	—

Note 22: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2019 $	2018 $	2017 $
Short-term employee compensation and benefits	3,786,667	2,680,621	2,596,082
Termination benefits	—	—	779,666
Share-based payments	1,123,408	1,067,195	459,298
	4,910,075	3,747,816	3,835,046

Assumption Agreement
In November 2017, with the signing of the Licensing Agreement with upfront license fees (see Note 12), the Company triggered a liability of US$178,125 to an officer as detailed in the Assumption Agreement (see Note 14). The liability was fully repaid in 2018.

Note 23: Subsequent Events

(a)
Between January 1, 2020 and March 5, 2020, we issued 3,921,790 common shares for gross proceeds of US$12,726,383 through our October 2018 ATM equity offering sales agreement and we received gross proceeds of US$1,030,669 as a result of 1,145,188 August 2019 public offering warrants that were exercised.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

(b)	On February 25, 2020, we received the US$1,500,000 upfront payment of BRACELET-1 cost from Pfizer (see Note 13 for details).